Exhibit 3

March 18, 2026

The Board of Directors
Perfect Corp.
14F, No. 98 Minquan Road Xindian District
New Taipei City 231 Taiwan

Dear Sirs and Madam:

Ms. Alice H. Chang (“Ms. Chang”), and her controlled entities GOLDEN EDGE CO., LTD., DVDonet.com. Inc. and World Speed Company Limited (collectively, the “Chairwoman Parties”), and CyberLink International Technology Corp. (“CyberLink”, together with Chairwoman Parties, the “Consortium Members”) are pleased to submit this preliminary non-binding proposal to acquire Perfect Corp. (the “Company”) in a going private transaction (the “Acquisition”).

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 44.4% to the Company’s closing price on March 17, 2026 and a premium of 35.4% and 23.4% to the volume-weighted average closing price during the last 30 and 60 trading days, respectively.

1.	Consortium. The Consortium Members have entered into a consortium agreement dated March 18, 2026, pursuant to which the Consortium Members will form an acquisition company for the purpose of implementing the Acquisition, and the Consortium Members have agreed to work exclusively in pursuing the Acquisition.

2.	Purchase Price. The consideration payable for each Class A ordinary share of the Company will be US$1.95 per ordinary share in cash (in each case other than those ordinary shares held by the Consortium Members that may be rolled over in connection with the Acquisition).

3.	Closing Certainty. We believe that our proposal offers a high degree of closing certainty and are well positioned to negotiate and complete the proposed Acquisition on an expedited basis.

4.	Financing. We intend to finance the Acquisition with equity capital from the Consortium Members in the form of rollover equity in the Company and available unrestricted cash from the Company. Debt financing may also be arranged to the extent necessary or desirable at the sole discretion of the Consortium Members.

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type.

6.	Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it, and we expect that the Board will establish a special committee comprised of independent and disinterested directors of the Company (the “Special Committee”).

Given the involvement of the Chairwoman Parties and CyberLink in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition, and that each of Ms. Chang and Mr. Jau-Hsiung Huang will recuse herself / himself, as director of the Board, from participating in any Board deliberations and decisions related to the Acquisition. We expect that the Special Committee and its advisors will be exclusively authorized to consider and negotiate with us the proposed Acquisition, including the Definitive Agreements, and that no other members of management or any directors other than the members of the Special Committee will participate in any deliberations and decisions related to the Acquisition unless their involvement is approved by the Special Committee.

Consortium Members in the aggregate beneficially own approximately 53.4% of the total issued and outstanding share capital of the Company (excluding any ordinary shares issuable upon the Consortium Members’ exercise of options or warrants within 60 days), representing 81.2% of the total voting power of the Company, as calculated based on a total number of 101,848,671 issued and outstanding ordinary shares (consisting of 85,059,953 Class A ordinary shares and 16,788,718 Class B ordinary shares) of the Company as of December 31, 2025.

7.	Confidentiality. Each of the Consortium Members will, as required by law, promptly file an amendment to its respective Schedule 13D to disclose this letter and the agreement among the Consortium Members. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

*      *      *      *

ALICE H. CHANG

/s/ Alice H. Chang

GOLDEN EDGE CO., LTD.

By:	/s/ Iris Chen
Name:	Iris Chen
Title:	Director

DVDonet.com. Inc.

By:	/s/ Liang-Chu Sun
Name:	Liang-Chu Sun
Title:	Director

World Speed Company Limited

By:	/s/ Liang-Chu Sun
Name:	Liang-Chu Sun
Title:	Director

[Signature Page to Preliminary Non-Binding Proposal]

CyberLink International Technology Corp.

By:	/s/ Jau H. Huang
Name:	Jau H. Huang
Title:	Director

[Signature Page to Preliminary Non-Binding Proposal]